Kraton Corporation

Keybanc Industrials & Basic Materials Virtual Conference

May 29, 2020

KRATON

Disclaimers

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Some of the written and oral statements and information in this presentation contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often characterized by the use of words such as "outlook," "believes," "estimates," "expects," "projects," "may," "intends," "plans," "anticipates," "foresees," "future," or by discussions of strategy, plans, or intentions. The statements in this presentation that are not historical statements, including, but not limited to, the slide titled "Business Outlook by geography and end use application"; statements regarding our expectations as to the continued impact of the coronavirus ("COVID-19") pandemic (including governmental and regulatory actions relating thereto) on demand for our products, on the national and global economy and on our customers, suppliers, employees, business and results of operations; projections of annual run rate cost savings; expectations of our financial flexibility, balance sheet strength and liquidity; projections for debt reduction and the achievement of associated leverage ratios; the impacts of our sustainability initiatives and our ability to deliver sustainable value creation; our strategic focuses; our target growth markets; drivers for future demand for HSBC and USBC products; the strength of our geographic and end market diversification and ability to position our product portfolio; actions regarding our future capital deployment and capital spending; our expectations about the market outlook for our products and application including but not limited to tires, paving, automotive, oilfield, and lubricant additives; the impact of crude pricing decline and CST pricing on our business and results of operations; and our expectations regarding the future of the global market and economic strength, are forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other important factors that could cause the actual results, performance or our achievements, or industry results, to differ materially from historical results, any future results, or performance or achievements expressed or implied by such forward-looking statements. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this presentation. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements include, but are not limited to the factors set forth in this presentation, in our latest Annual Report on Form 10-K, including but not limited to "Part I, Item 1A. Risk Factors" and "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" therein, and in our other filings with the Securities and Exchange Commission (the "SEC"). Many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, the COVID-19 pandemic.

There may be other factors of which we are currently unaware or deem immaterial that may cause our actual results to differ materially from the forward-looking statements. In addition, to the extent any inconsistency or conflict exists between the information included in this presentation and the information included in our prior presentations and other filings with the SEC, the information contained in this presentation updates and supersedes such information. Forward-looking statements are based on current plans, estimates, assumptions and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

Disclaimers

GAAP Disclaimer

This presentation includes the use of non-GAAP financial measures, as defined below. Tables included in this presentation reconcile each of these non-GAAP financial measures with the most directly comparable GAAP financial measure. For additional information on the impact of the spread between the FIFO basis of accounting and estimated current replacement cost (ECRC), see our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

We consider these non-GAAP financial measures to be important supplemental measures in the evaluation of our absolute and relative performance. However, we caution that these non-GAAP financial measures have limitations as analytical tools and may vary substantially from other measures of our performance. You should not consider them in isolation, or as a substitute for analysis of our results under GAAP in the United States.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin: For our consolidated results, EBITDA represents net income (loss) before interest, taxes, depreciation and amortization. For each reporting segment, EBITDA represents operating income before depreciation and amortization, disposition and exit of business activities and earnings of unconsolidated joint ventures. Among other limitations, EBITDA does not: reflect the significant interest expense on our debt or reflect the significant depreciation and amortization expense associated with our long-lived assets; and EBITDA included herein should not be used for purposes of assessing compliance or non-compliance with financial covenants under our debt agreements since it calculation differs in such agreements. Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure. As an analytical tool, Adjusted EBITDA is subject to all the limitations applicable to EBITDA. We prepare Adjusted EBITDA by eliminating from EBITDA the impact of a number of items we do not consider indicative of our on-going performance but you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, due to volatility in raw material prices, Adjusted EBITDA may, and often does, vary substantially from EBITDA and other performance measures, including net income calculated in accordance with U.S. GAAP. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of revenue (for each reporting segment or on a consolidated bases, as applicable).

Adjusted Gross Profit and Adjusted Gross Profit Per Ton: We define Adjusted Gross Profit Per Ton as Adjusted Gross Profit divided by total sales volume (for each reporting segment or on a consolidated basis, as applicable). We define Adjusted Gross Profit as gross profit excluding certain charges and expenses. Adjusted Gross Profit is limited because it often varies substantially from gross profit calculated in accordance with U.S. GAAP due to volatility in raw material prices.

Adjusted Diluted Earnings Per Share: Adjusted Diluted Earnings Per Share is Diluted Earnings (Loss) Per Share excluding the impact of a number of non-recurring items we do not consider indicative of our on-going performance.

Consolidated Net Debt: We define consolidated net debt as total consolidated debt (including debt of KFPC) less consolidated cash and cash equivalents. Management uses consolidated net debt to determine our outstanding debt obligations that would not readily be satisfied by its cash and cash equivalents on hand. Management believes that using consolidated net debt is useful to investors in determining our leverage since we could choose to use cash and cash equivalents to retire debt. Consolidated Net Debt, as adjusted for foreign exchange impact accounts for the FX effect on our foreign currency denominated debt agreements.

Consolidated Net Debt Leverage Ratio: The consolidated net debt leverage ratio is defined as consolidated net debt as of the balance sheet date divided by Adjusted EBITDA for the twelve months then ended. Our use of this term may vary from the use of similarly-titled measures by others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation.

Kraton at a Glance

Kraton – A Part of Your Daily Life

Our innovations improve the quality of countless everyday items that enhance your way of life.

Baby Diapers

Our innovations provide the excellent recovery to withstand repeated pull up-and-down cycles along with stretch, fit and breathability so young ones can continue to be on the move.

Roads

Kraton innovations allow for the development of highly modified asphalt designed to withstand extreme hot or cold weather as well as high traffic.

A longer lasting road and shorter reconstruction time allow for a safer driving experience while reducing carbon footprint.

Fiber Optic Cables

In a constantly connected world, we rely on fiber optic cables to keep our cellphone data and internet lines running.

Kraton polymers protect the cable's fiber by reducing the likelihood of water penetration, allowing for fast and continuous contact with everyone around you.

Wood Coatings

A protective layer of alkyd-based coating or varnish will protect your wooden floors and stairs while keeping them looking new.

Our Products

Our SBC polymers are a class of thermoplastic elastomers, which is a plastic material that behaves like rubber, delivering both strength and elasticity.

Our biobased pine chemistry enables numerous industries to replace non-renewable resources with high-performance, sustainable alternatives.


4
MARKETS
Adhesives
Automotive
Coatings
Compounding
Fuel Additives
Inks
Lubricants
Medical
Elastic Nonwovens
Oil Gels
Oilfield Chemicals
Personal Care
Polymer Modification
Paving
Roofing
Sealants
Tires
Wire & Cable
3
CHEMISTRY PROCESS
Styrene
Butadiene
Isoprene
Copolymerization of Unhydrogenated Styrenic Block Copolymer
Hydrogenation of Hydrogenated Styrenic Block Copolymer
Isoprene
Isoprene Cariflex™ IR
Cariflex IR Latex
2
STRATEGIC RAW MATERIALS
Styrene
Butadiene
Isoprene
1
CRUDE OIL & REFINING
3
UPGRADES/DERIVATIVES
TOFA
Dimmer Acids
Polyamide Resins
TOR
Rosin Resins
-Dispersions
Upgraded Rosins
Insoluble Maleics
Trepene Fractions
Trepene Resins
AMS
AMS Resins
2
FRACTIONS
TOFA
TOR
Trepene Fractions
DTO
PITCH
1
BIO-REFINING & PULP MILLS
CTO
CST

Kraton's History - 50+ Years of Innovation and Growth



Kraton At a Glance

Revenue[2]

$1.8 Billion

Adjusted EBITDA [1] Margin

17.8%

Segment Highlights

Polymer Segment
$1.1 Billion[2]

Cariflex (18%)
- Surgical gloves & condoms
- Medical Applications
- Coatings
- Specialized footwear

Specialty Polymers (32%)
- Consumer products
- Wire & cable insulation
- Diapers & personal care products
- Lubricant additives
- Medical applications

Performance Products (50%)
- Paving & roofing
- Packaging & Industrial adhesives
- Printing plates
- Personal care

Chemical Segment
$751 Million[2]

Adhesives (35%)
- Tapes & labels
- Assembly
- Packaging
- Pavement marking

Performance Chemicals (58%)
- Coatings
- Fuel additives
- Metalworking fluids & lubricants
- Oilfield chemicals
- Mining
- Paper sizing & spot markets

Tires (7%)
- High performance tires
- Winter tires
- All-season tires

(1)   See our earnings releases, available under the Investor Relations tab of our website at www.kraton.com, for reconciliations of GAAP financial measures to non-GAAP financial measures.
(2)   2019 revenue. The Cariflex business was sold March 6, 2020. Cariflex revenue was $186.3 million in 2019.

Business Outlook by Geography and End Use Application
Well Diversified Portfolio

Geographic Diversification

Region	%Rev	Outlook
Americas	47%	Stable
Europe	37%	Mixed
China/Asia	16%	Improving

Key End Uses

Sector	Polymer %revenue	Chemical %revenue	Market View
Adhesives & Packaging	21%	34%	G
Medical, Personal Care & Hygiene	11%	1%	G
Infrastructure	35%	6%	G
Consumer Durables	12%	5%	Y
General Industrial	9%	33%	Y
Automotive/Tires	10%	15%	R
Oilfield	2%	6%	R







G Favorable Y Cautious R Weakness

* Analysis based on Q1 TTM Revenues. Excludes Cariflex divested March 6th, 2020

Kraton's Strategic Focus



Expand Specialty Portfolio
Organic Growth
Portfolio Management
Operational Excellence
Capital Discipline
KRATON

Expand Specialty Portfolio

- Targeted Innovation
- Continued Portfolio Shift
- Commercialization of New Products

Organic Growth

- Geographic and End-market Expansion
- Application Development
- Leverage Capacity Expansions

Portfolio Management

- Disciplined approach
- Best owner mentality

Operational Excellence

- Cost Competitiveness
- Capability & Process Improvement
- Total Quality
- Bench Strength
- Work safely

Capital Discipline

- Focus on cash generation and debt reduction
- Maintain Prudent Capital Structure

Kraton's Global Footprint



Niort, France
Manufacturing Facility

Berre, France
Manufacturing Facility

Sandarne, Sweden
Manufacturing Facility

Oulu, Finland
Manufacturing Facility

Belpre, OH
Manufacturing Facility

Wesseling, Germany
Manufacturing Facility

Dover, OH
Manufacturing Facility

Gersthofen, Germany
Manufacturing Facility

Savannah, GA
Manufacturing Facility
"BLS" acidulation capabilities

Pensacola, FL
Manufacturing Facility

Kashima, Japan
JV Manufacturing Facility

Panama City, FL
Manufacturing Facility
"BLS" acidulation capabilities

Mailiao, Taiwan
KFPC JV Manufacturing Facility

Kraton refineries located in close proximity to some of the world's largest kraft pulp supplies

EXPANDED GLOBAL FOOTPRINT

- ● Global Headquarters
- ● Innovation/Technology Centers
- ● Offices
- ● Manufacturing - Pine Chemicals
- ● Manufacturing - Polymers

Kraton's Innovation Focus

KRATON

Polymer Segment - Target Growth Markets

Protect and Promote Growth- Satisfy Unmet Needs

ADDRESSABLE MARKET

Oil Gels



- Fiber Optic Cable
- Post-tensioning gel opportunity being validated in various regions
- Health & Beauty Gels: Global strategy in development for market penetration

IV Bags, Tubing



- Defining NextGen polymer for IV films to manage competitive market

Protective Films



- Large market share in high peel segment
- Polymer solution delivers unmet market needs vs acrylics & other competitive HSBC polymers
- New polymer development for medium peel PF underway

Oilfield Chemicals



- New synthetic suspension additives application

Soft Skins



- GM-PATAC program on track for launch
- Additional IMSS programs
- 2nd Generation IMSS technology improvements

Adhesives



- Innovation in stable/ light color rosin esters to meet future market requirements: Best in Class Biobased Rosin Ester
- Biobased certification provides transparency and credibility to our customers
- Kraton DX0222 for Reactive, Higher Temperature Resistance Adhesives Applications

Chemical Segment - Target Growth Markets

Pushing the limits of where our established Chemical Products can be taken

Adhesives



- Kraton with leading position for renewable bio-based Tackifiers
- Established and continuously growing market
- Kraton most recently introduced next generation of Rosin Esters
- These products combine proven advantages of Rosin Esters with superior color

Roadmarking



- Market with attractive growth rates
- Major drivers: Safety, self-driving vehicles, longevity of Roadmarking
- Kraton pre-launched a unique Roadmarking product combining our Polymer and Chemical technologies

Tires



ADDRESSABLE MARKET

- Focus on Tread Enhancement Additives (TEA)
- Kraton with leading position in TEA market with attractive growth rates
- Kraton most recently launched our new SYLVATRAXX 8000 series

Dispersions



- Market for water-borne tackifier dispersions continues to grow
- Asia Pacific market with highest growth rates
- Kraton in final phase to launch our first Dispersions manufacturing facility in Asia

Coatings



- Coatings markets with increasing demand for sustainable products
- Our Pine based Fatty Acids combine excellent performance attributes & superior sustainability features
- New TOFA grades with superior colour in customer tests

Structural Trends in Asia Driving Future Demand for HSBC and USBC



Global HSBC&USBC Demand Drivers

1 Infrastructure Spending
- New roads & highways across Asia, China Belt & Road initiative
- India and SEA countries moving towards PMB

SBS Paving Grades

2 Automotive Market
- Continued growth or regional automotive market
- New design of EV cars provides opportunities for SEBS

IMSS, LMW Grades

3 Increase of Living Standard
- Increased demand for higher quality food packaging
- Increase in medical & FDA standards requiring high purity products

SBS & LMW Grades

4 5G Networks
- Continued investment in optical fiber networks
- Increased demand for advanced printing plates

SEPS, new CCL Technology

5 Pollution Control
- Stringent solvent emissions standards driving hot melt adhesives
- Increased plastic recycling targets

LMW Grades

Polymer Segment

KRATON

Polymer Manufacturing - Overview



Styrene
Butadiene
Isoprene

#1 Monomer Preparation & Polymerization

Styrene, Butadiene and Isoprene are monomers used in the Polymers segment. These raw materials need to be purified before going to the reactor to start the polymerization process. Polymerization is the process of creating a long chain of monomers which stay in a solvent phase initially. A unique feature of Kraton polymers is their block structure. There is a special category of Kraton polymer that is hydrogenated (Kraton G) and functionalized (Kraton FG) – enabling enhanced characteristics in the final product.



Styrene
Butadiene
Isoprene
Copolymerization of
Unhydrogenated Styrenic Block Copolymer
Hydrogenation of
Hydrogenated Styrenic Block Copolymer
Isoprene
Isoprene Cariflex™ IR
Cariflex IR Latex

#2 Polymer Recovery from Solvent

The solvent in which the polymer is dissolved is removed subsequently. By identifying and mitigating loss spots, solvent recovery is optimized. This recovered solvent is purified and then recovered back to the polymerization reactor. Process optimizations that reduce the amount of energy required in the process reduces natural gas or oil consumption.



#3 Drying & Final Packaging

New technologies can help prevent product losses over the manufacturing process. Polymers can have different shapes and sizes, depending on the grade. The final step of the process is the removal of water, after which packaging takes place and products are prepared for shipping.

KRATON

Polymer Segment Overview

- Kraton invented Styrenic Block Copolymers (SBCs), which are highly-engineered polymers used to impart specific properties to a wide variety of end use products

- Kraton remains a leading global producer of SBCs, and within the Polymer segment, produces two primary product families
  - Unhydrogenated SBCs
  - Hydrogenated SBCs

- Strategically focused on enhancing portfolio profitability through application of R&D and portfolio shift to higher-value products and execution of cost-reset initiatives, to deliver $70 million of cost reductions

2019 Revenue Breakdown[2]

Revenue by Product Group



Revenue by Geography



Historical Adjusted EBITDA[1] Performance[2]



---

(1)   See our earnings releases, available under the Investor Relations tab of our website at www.kraton.com, for reconciliations of GAAP financial measures to non-GAAP financial measures.
(2)   Includes results for Cariflex, which was sold March 6, 2020.

Polymer Segment - Overview



Monomers	→	Products	→	Business	→	End Use Applications
Butadiene Isoprene Styrene		Unhydrogenated SBC's (SBS, SIS, SIBS)		Performance Products (USBC's)		Polymer modified asphalt, tapes, labels non-woven adhesives and industrial adhesives
Butadiene Isoprene Styrene		Hydrogenated SBC's (SEBS, SEPS)		Specialty Polymers (HSBC's)		Soft Skin, Personal Care, IV bags, Medical Tubing, Lubricant Additives

Chemical Segment

KRATON

The Process from Pine to Product



#1 Tall Oil

Black liquor soap - a sidestream of the kraft pulp process - is converted to crude tall oil. We capture the valuable substances contained in tall oil and turn them into specialty chemicals in our biorefineries.



#2 Processing

The tall oil is pumped into our bio-refinery. Here it is distilled to extract valuable materials. We produce tall oil fatty acids, tall oil rosin, distilled tall oil and tall oil pitch. We call these fractions.



#3 Product Development

The fractions are refined and upgraded into a wide range of biobased specialty chemicals. These are sold to customers who seek superior product performance. By replacing fossil-based chemicals, customers also achieve their sustainability goals. Our biobased products enable customers to improve product performance, reduce GHG emissions and enable the reuse of materials.

Chemical Segment - Overview

Through its Chemical segment, Kraton refines and further upgrades two primary feedstocks, Crude Tall Oil ("CTO") and Crude Sulfate Turpentine ("CST"), into specialty chemicals. CTO and CST are wood-pulping co-products and as such, the Chemical segment's product offering is based upon renewable resources

- Kraton offers high value-added products in three target markets - Adhesives, Performance Chemicals and Tires - that offer strong potential for growth

- Kraton has an advantageous feedstock position via a long-term supply agreement with International Paper

- Kraton's chemical business has a stable and diverse customer base with long-standing relationships in a broad array of end markets

2019 Revenue breakdown	Historical Adjusted EBITDA[1] Performance

Revenue by Product Group



Revenue by Geography



$ in millions



(1)   See our earnings releases, available under the Investor Relations tab of our website at www.kraton.com, for reconciliations of GAAP financial measures to non-GAAP financial measures.

Chemical Segment - Overview



Raw Materials	Fractions	Specialty Chemicals	End Use Applications
Crude Tall Oil ("CTO") Crude Sulfate Turpentine ("CST")	Tall Oil Fatty Acid ("TOFA")	Dimer Acids Polyamide Resins	Adhesives
	Distilled Tall Oil ("DTO")	Rosin Resins Dispersions	Tires
	Tall Oil Rosin ("TOR")	Upgraded Rosins Insoluble Maleics	
	Pitch	Terpene Resins AMS Resins	Performance Chemicals

Raw materials are a renewable resource, derived from the Kraft pulping process

Sustainability at Kraton

How We Create Value to Society



Inputs
FINANCE
$ 748 Million
Equity
$ 289 Million
Operating Expenses (excl. R&D)
$ 1.57 Billion
Consolidated Debt
MANUFACTURED
$ 941 Million
Property, Plant and Equipment
INTELLECTUAL
$ 41 Million
R&D
1,054
Granted Patents
HUMAN
1,918
Employees
Training & Development
Safety Policies
SOCIAL
Stakeholder Relationships
Strong Market Position
NATURAL
$ 781 Million
Raw Material Costs
10,950 TJ
Energy Use
31.5 Million m³
Water Use
INTEGRITY
SAFETY
VERVE
RELATIONSHIPS
OWNERSHIP
CREATIVITY
GOVERNANCE
PINE CHEMICALS
DEVELOP
MANUFACTURE
MARKET
POLYMERS
All data as of 31st December 2018.
Outputs
FINANCE
$378 Million
Adjusted EBITDA
$694 Million
Shareholder value
MANUFACTURED
$2.012 Billion
Revenue
Pine Chemicals and Engineered
Polymers Product Sales
INTELLECTUAL
1,397
Patents and Patent Applications
107
Biobased-certified Products
Innovative Products
and Technologies
HUMAN
0.81
Incident Rate
SOCIAL
700 +
Customers
Supply Chain Transparency
Global Community Initiatives
NATURAL
24,902 Tons
Waste Disposal
0.57 MTCO2E/Ton
-20% GHG intensity
reduction (comp. 2014)
ECONOMIC IMPACT
Creating long-term value for employees, shareholders and customers
Marketing of our sustainability performance and products
Enabling the biobased economy with our products
SOCIAL IMPACT
Improving HSES and process safety performance
Creating solutions towards safer products
Making a positive difference for our employees and communities
ENVIRONMENTAL IMPACT
Increasing responsible procurement
Improving resource efficiency in our company and value chain
Enabling sustainable development through innovative products

Broad Sustainability Focus


Upstream
Increasing Responsible Procurement
Our Operations
Sustainable Governance
Carbon Emissions
Energy Intensity
Waste Management
Spills Management
Water Consumption
Health & Safety
Community Engagement
Downstream
Product Sustainability
Product Safety

Chemical Segment

Sustainable Bio-based Solutions

- Our biobased products provide renewable and sustainable solutions

    - Sourced from responsibly managed forests

    - Do not compete with land for food crops

- Product certification provides transparency and credibility

- Kraton has certified 31 product families that cover more than 100 products



- Our biobased products create value in many markets, such as adhesives, paints, books, tapes, fragrances, roofing materials, pavements, road markings, car tires, and fuel additives

Kraton™ Sustainable Solutions for Plastics Industry



YOUR SUSTAINABILITY PARTNER
Biodegradable Bioplastics[1] Modification
Recyclable End Product Design
FDA Food-Contact[2] Applications
Targeted Enhancement of PCR[3] Content
DESIGN
100% Recyclable Additive
100%
Compatibilization of Mixed and Impure Recycling Streams[4]
Up to 5X
Increased Recyclate Reusability[5] in End Life Cycle

Kraton™ Circular Solutions enable a holistic approach to plastic product life cycle to meet diverse industry needs

Kraton™ Circular Solutions Deliver Sustainable Value Creation Across Plastic Value Chain



PERFORMANCE

Superior Mechanical Properties

Proven Packaging Durability

High Impact Resistance

Multi-resin, Virgin and Recycled Streams Compatibility



BRANDING

Sustainability Appeal

Lower CO_2 Emissions

Packaging Aesthetics

Helping You and Your Customer Achieve Sustainability Commitments



VALUE

Cost-Saving Formulation

Enables Circular Economy

Raw Material Complexity Reduction

Enhanced Process Efficiency

Proven performance across Consumer Products and Industrial, Packaging and Automotive applications

High Performance Versatile Portfolio for Circularity

Kraton styrenic block copolymers engineered to deliver high value and enhance end-product performance

- Formulation cost efficiency
- Enhanced end product aesthetics with better strength, elasticity and clarity
- Light weighting and thin walling
- Superior low temperature impact resistance
- Excellent UV, heat and ozone resistance in medical applications
- FDA approved for direct food contact applications and USP class VI certification
- Enables safer alternatives to PVC and silicones

Kraton serves wide range of end markets and applications

- Automotive
- Medical
- Appliances and Housewares
- Packaging and Films
- Sports, Leisure and Toys
- Hygiene Nonwovens
- Cosmetics
- Building and Construction
- Adhesives
- Sealants
- Fiber Optic Cables

Financial Highlights

KRATON

First Quarter 2020 Financial Highlights

GAAP Results
- Consolidated net income of $209.0 million
- Polymer segment operating income of $17.9 million
- Chemical segment operating income of $10.3 million

Consolidated Results
- Revenue of $427.3 million, down $29.1 million vs. Q1 2019
- Q1 2020 Adjusted EBITDA[1] of $77.9 million, down 12.9% vs. Q1 2019
- Adjusted EBITDA margin[2] of 18.2% vs. 19.6% in Q1 2019

Polymer Adjusted EBITDA[1]
- Q1 2020 Adjusted EBITDA[1] of $51.2 million, up 6.3% vs. Q1 2019
- Adjusted EBITDA margin[2][3] of 21.3% vs. 18.4% in Q1 2019
- Continued margin stability

Chemical Adjusted EBITDA[1]
- Q1 2020 Adjusted EBITDA[1] of $26.7 million, down 35.3% vs. Q1 2019
- Adjusted EBITDA margin[2] of 14.3% vs. 21.1% in Q1 2019
- CST and TOR margins stabilizing vs. year-end 2019

Debt Reduction & Liquidity
- First quarter 2020 reduction in consolidated debt of $378.8 million and reduction in Consolidated Net Debt of $495.3 million, or $484.6 million adjusted for FX[1]
- Ample liquidity between cash on hand and approximately $200 million of availability under $250 million ABL Facility

(1) See non-GAAP reconciliations included in the accompanying financial tables for the reconciliation of each non-GAAP measure to its most directly comparable GAAP measure.
(2) Defined as Adjusted EBITDA as a percentage of revenue.
(3) For the three months ended March 31, 2020, Adjusted EBITDA margin adjusted for the IR Supply Agreement would be 20.5%.

Polymer Segment Results

		Three Months Ended March 31,				
		2020		**2019**		**Change**
		($ In millions)				
Volume (kT)		70.8		73.8		(3.0)
Revenue	$	240.4	$	261.1	$	(20.7)
Operating income	$	17.9	$	9.3	$	8.7
Adjusted EBITDA[1]	$	51.2	$	48.2	$	3.0
Adjusted EBITDA margin[2][3]		21.3%		18.4%		290 bps

Note: May not foot due to rounding.

Q1'20 vs. Q1'19

- No material impact from COVID-19

- Adjusted EBITDA[1] up $3.0 million or 6.3% vs. Q1'19

- Sales volume declined 4.0% vs. Q1'19
  - Performance Products sales volume down 7.9% reflecting lower sales into paving applications vs. particularly strong Q1'19 , partially offset by higher sales of SIS into adhesive applications
  - Specialty Polymer sales volume up 3.9%, primarily reflecting timing associated with sales to a large lubricant additive customer
  - Cariflex business sold March 6th. Cariflex volume for Q1'20 ownership period down 9.8% compared to full quarter Q1'19

- Gross Profit of $68.7 million and Adjusted Gross Profit[1] of $1,070 per ton in Q1'20, compared to $1,021 per ton in Q1'19

(1) See non-GAAP reconciliations included in the accompanying financial tables for the reconciliation of each non-GAAP measure to its most directly comparable GAAP measure.
(2) Defined as Adjusted EBITDA as a percentage of revenue.
(3) For the three months ended March 31, 2020, Adjusted EBITDA margin adjusted for the IR Supply Agreement would be 20.5%.

Chemical Segment Results

		Three Months Ended March 31,				
		2020		**2019**		**Change**
		($ In millions)				
Volume (kT)		110.1		103.6		6.5
Revenue	$	186.9	$	195.4	$	(8.5)
Operating income	$	10.3	$	25.9	$	(15.6)
Adjusted EBITDA[1]	$	26.7	$	41.3	$	(14.6)
Adjusted EBITDA margin[2][3]		14.3%		21.1%		(680 bps)

Note: May not foot due to rounding.

Q1'20 vs. Q1'19

- No material impact from COVID-19

- Adjusted EBITDA[1] down $14.6 million or 35.3% vs. Q1'19, reflecting lower pricing in CST and TOR chains, partially offset by higher sales of raw materials and TOR upgrades

- Sales volume increased 6.5 kilotons or 6.3% vs. Q1'19
    - Performance Chemicals volume up 7.5%, with lower sales of TOFA and TOFA upgrades offset by higher opportunistic sales of raw materials
    - Adhesives volume up 4.3% on higher demand in packaging and construction adhesive applications
    - Tires volume up 1.3%

- Adjusted EBITDA margin[2][3] of 14.3% vs. 21.1% for Q1'19

(1) See non-GAAP reconciliations included in the accompanying financial tables for the reconciliation of each non-GAAP measure to its most directly comparable GAAP measure.
(2) Defined as Adjusted EBITDA as a percentage of revenue.
(3) Accounting for lost sales associated with Hurricane Michael, Adjusted EBITDA margin would have been 20.2% for the three months ended March 31, 2019.

Balance sheet and Liquidity

($ in millions)	12/31/2019	Change	3/31/2020	Maturity
ABL – ($250MM Facility)	$0	$15	$15	Jan-2023
USD Term Loan	$290	($290)	$0	Mar-2025
EUR Term Loan	$277	$(90)	$187	Mar-2025
USD 7.00% Notes	$395	$0	$395	Apr-2025
EUR 5.25% Notes	$325	$(6)	$319	May-2026
KFPC Total Debt	$102	($7)	$95	Jan-2022
Capital Leases	$1	$0	$1	Dec-2024
Consolidated Debt	$1,391	($379)	$1,012	
Cash	($35)	($116)	($152)	
Consolidated Net Debt	$1,356	($495)	$860	
Effect of F/X			$11	
Consolidated Net Debt Excl. F/X			$871	

May not foot due to rounding

	12/31/2019		3/31/2020	
TTM Adjusted EBITDA[1]	$321		$309	
Consolidated Net Debt Leverage Ratio[2]	4.2x		2.8x	
Consolidated Net Debt Leverage Ratio (excl. Cariflex and IRSA)[2]			3.5x	

Consolidated Net Debt, excluding F/X[1] reduced by $485 million in Q1'20

(1) See non-GAAP reconciliations included in the accompanying financial tables for the reconciliation of each non-GAAP measure to its most directly comparable GAAP measure. The TTM period is March 31, 2019 to March 31, 2020
(2) Defined as Total Net Debt divided by TTM Adjusted EBITDA.

Appendix

Pine Chemicals - Overview



Raw Materials
Fractions
Major Upgrades / Derivatives
Markets
Pulp Mills
Crude Tall Oil (“CTO”)
Crude Sulfate Terpentine (“CST”)
AMS
Refining
Refining
Lighter
Heavier
TOFA
DTO
TOR
Pitch
Terpene Fractions
Dimer Acids
Polyamide Resins
Rosin Resins
Dispersions
Upgraded Rosins
Insoluble Maleics
Terpene Resins
AMS Resins
Adhesives
Packaging
Tapes
Labels
Assembly
Pavement Marking
Paving
Roofing
Tires
Winter & All-Season
High Performance Tires
Performance Chemicals
Fuel Additives
Oilfield Chemicals
Mining
Coatings
Metalworking Fluids & Lubricants
Inks
Flavors & Fragrances
Adhesives
Tires
Performance Chemicals

Consolidated Net Debt

	March 31, 2020		December 31, 2019
	(In millions)		
Kraton debt	$ 916.6	$	1,288.3
KFPC[1][2] loans	95.2		102.4
Consolidated debt	1,011.8		1,390.7
Kraton cash	148.4		24.6
KFPC[1] cash	3.2		10.4
Consolidated cash	151.5		35.0
Consolidated net debt	$ 860.3	$	1,355.6
Effect of foreign currency on consolidated net debt	10.7		
Consolidated net debt excluding effect of foreign currency	$ 871.1		

Note: May not foot due to rounding.



Consolidated Net Debt

$1,799	$1,715	$1,595	$1,481	$1,356	$860
01/06/16	12/31/16	12/31/17	12/31/18	12/31/19	03/31/19

(1) This amount includes all of the indebtedness of our Kraton Formosa Polymers Corporation (KFPC) joint venture, located in Mailiao, Taiwan, which we own a 50% stake in and consolidate within our financial statements.

(2) KFPC executed revolving credit facilities to provide funding for working capital requirements and/or general corporate purposes. These are in addition to the 5.5 billion NTD KFPC Loan Agreement.

Consolidated Results

	Three Months Ended March 31,					
	2020		**2019**		**Change**	
	($ In millions, except per share amounts)					
Revenue	$	427.3	$	456.4	$	(29.1)
Consolidated net income	$	209.0	$	13.6	$	195.4
Diluted earnings (loss) per share	$	6.47	$	0.39	$	6.08
Operating income	$	28.2	$	35.1	$	(6.9)
Adjusted EBITDA[1]	$	77.9	$	89.4	$	(11.6)
Adjusted EBITDA margin[2][3]		18.2%		19.6%		(140 bps)
Adjusted diluted earnings per share[1]	$	0.27	$	0.88	$	(0.61)

Note: May not foot due to rounding.





(1) See non-GAAP reconciliations included in the accompanying financial tables for the reconciliation of each non-GAAP measure to its most directly comparable GAAP measure.
(2) Defined as Adjusted EBITDA as a percentage of revenue.
(3) Accounting for lost sales associated with Hurricane Michael, Adjusted EBITDA margin would have been 20.5% for the three months ended March 31, 2019.

Polymer – Revenue by Geography and End Use
TTM March 31, 2020

Segment Revenue by Geography


Asia Pacific
32%
Americas
39%
EMEA
29%

Segment Revenue by End Use


Other
14%
Medical
20%
Roofing
8%
Industrial
7%
Paving
19%
Adhsv &
Coatings
7%
Consumer
5%
Personal Care
10%
Lubricant
Additives
6%
Polymod
4%

Polymer – Revenue by Geography and Product Group TTM March 31, 2020

CARIFLEX | **SPECIALTY POLYMERS** | **PERFORMANCE PRODUCTS**

Revenue by Geography


EMEA
5%
Americas
1%
Asia Pacific
94%


Asia Pacific
31%
Americas
48%
EMEA
21%


Asia Pacific
9%
Americas
48%
EMEA
43%

Revenue by Product Group


Other
1%
Industrial
6%
Medical
93%


Consumer
13%
Adhsv & Coatings
7%
Cable Gels
4%
Personal
Care
5%
Industrial
7%
Other
20%
Lubricant
Additives
20%
Medical
10%
Polymod
14%


Industrial
7%
Other
12%
Pkg & Indust
Adhsv
10%
Paving
39%
Roofing
16%
Personal
Care
16%

Chemical – Revenue by Geography and Product Group TTM March 31, 2020

ADHESIVES
35% of TTM Revenue



Asia Pacific 10%
EMEA 36%
Americas 54%

PERFORMANCE CHEMICALS
59% of TTM Revenue



Asia Pacific 13%
Americas 44%
EMEA 43%

TIRES
6% of TTM Revenue



Americas 19%
Asia Pacific 37%
EMEA 44%

Chemical Segment Revenue



Asia Pacific 13%
Americas 47%
EMEA 40%

Polymer Segment Reconciliation of Gross Profit to Adjusted Gross Profit

	Three Months Ended March 31,		
	2020		**2019**
	(In thousands)		
Gross profit	$	68,731	$ 53,886
Add (deduct):			
Transaction, acquisition related costs, restructuring, and other costs		130	—
Non-cash compensation expense		171	199
Spread between FIFO and ECRC		6,745	21,215
Adjusted gross profit (non-GAAP) (a)	$	75,777	$ 75,300
Sales volume (kilotons)		70.8	73.8
Adjusted gross profit per ton (a)	$	1,070	$ 1,021

(a)   For the three months ended March 31, 2020, adjusted gross profit and adjusted gross profit per ton, adjusted for the IRSA, would be $72.4 million and $1,037, respectively.

Reconciliation of Net Income to Operating Income to Non-GAAP Financial Measures

	Three Months Ended March 31, 2020			Three Months Ended March 31, 2019		
	Polymer	Chemical	Total	Polymer	Chemical	Total
	(In thousands)					
Net income attributable to Kraton			$ 208,086			$ 12,668
Net income attributable to noncontrolling interest			934			944
Consolidated net income			209,020			13,612
Add (deduct):						
Income tax (benefit) expense			(36,552)			2,654
Interest expense, net			17,461			18,941
Earnings of unconsolidated joint venture			(101)			(121)
(Gain) loss on extinguishment of debt			13,954			(210)
Other (income) expense			(327)			259
Disposition and exit of business activities			(175,214)			—
Operating income	$ 17,925	$ 10,316	28,241	$ 9,250	$ 25,885	35,135
Add (deduct):						
Depreciation and amortization	13,347	17,826	31,173	13,971	17,551	31,522
Disposition and exit of business activities	175,214	—	175,214	—	—	—
Other income (expense)	55	272	327	(427)	168	(259)
Gain (loss) on extinguishment of debt	(13,954)	—	(13,954)	210	—	210
Earnings of unconsolidated joint venture	101	—	101	121	—	121
EBITDA (a)	192,688	28,414	221,102	23,125	43,604	66,729
Add (deduct):						
Transaction, acquisition related costs, restructuring, and other costs (b)	10,148	762	10,910	714	398	1,112
Disposition and exit of business activities	(175,214)	—	(175,214)	—	—	—
(Gain) loss on extinguishment of debt	13,954	—	13,954	(210)	—	(210)
Hurricane related costs (c)	—	—	—	—	5,861	5,861
Hurricane reimbursements (d)	—	—	—	—	(5,220)	(5,220)
Non-cash compensation expense	2,848	—	2,848	3,309	—	3,309
Spread between FIFO and ECRC	6,745	(2,466)	4,279	21,215	(3,364)	17,851
Adjusted EBITDA	$ 51,169	$ 26,710	$ 77,879	$ 48,153	$ 41,279	$ 89,432

(a) Included in EBITDA is a $11.1 million gain on insurance for the three months ended March 31, 2019, fully offsetting the lost margin in the first quarter of 2019, and reimbursement for a portion of the direct costs we have incurred to date related to Hurricane Michael.
Also included in EBITDA are Isoprene Rubber sales to Daelim under the IRSA. Sales under the IRSA are transacted at cost. Included in Adjusted EBITDA is the amortization of non-cash deferred income of $3.4 million, which represents revenue deferred until the products are sold under the IRSA.

(a) Charges related to the evaluation of acquisition transactions, severance expenses, and other restructuring related charges.
(b) Incremental costs related to Hurricane Michael, which are recorded in cost of goods sold.
(c) Reimbursement of incremental costs related to Hurricane Michael, which is recorded in gain on insurance proceeds.

Reconciliation of Net Income to Operating Income to Non-GAAP Financial Measures TTM March 31, 2020

(In thousands)	Three Months Ended March 31, 2020		
	Polymer	Chemical	Total
Net income attributable to Kraton			$ 246,723
Net loss attributable to noncontrolling interest			2,634
Consolidated net income			251,225
Add (deduct):			
Income tax benefit			(51,019)
Interest expense, net			74,302
Earnings of unconsolidated joint venture			(486)
Loss on extinguishment of debt			17,685
Other income			(3,925)
Disposition and exit of business activities			(175,214)
Operating income	$ 66,018	$ 46,550	112,568
Add (deduct):			
Depreciation and amortization	58,527	77,295	135,822
Disposition and exit of business activities	175,214	—	175,214
Other income (expense)	(1,441)	5,366	3,925
Loss on extinguishment of debt	(17,685)	—	(17,685)
Earnings of unconsolidated joint venture	486	—	486
EBITDA	281,119	129,211	410,330
Add (deduct):			
Transaction, acquisition related costs, restructuring, and other costs (a)	19,909	1,310	21,219
Disposition and exit of business activities	(175,214)	—	(175,214)
Loss on extinguishment of debt	17,685	—	17,685
Hurricane related costs (b)	—	9,164	9,164
Hurricane reimbursements (c)	—	(21,341)	(21,341)
KFPC startup costs (d)	3,019	—	3,019
Sale of emissions credits (e)	—	(4,601)	(4,601)
Non-cash compensation expense	9,032	—	9,032
Spread between FIFO and ECRC	35,094	4,116	39,211
Adjusted EBITDA	$ 191,180	$ 117,859	$ 309,039
Cariflex and IRSA	57,869	—	57,869
Adjusted EBITDA excluding Cariflex and IRSA	$ 133,311	$ 117,859	$ 251,170

(a) Charges related to the evaluation of acquisition transactions, severance expenses, and other restructuring related charges.
(b) Incremental costs related to Hurricane Michael, which are recorded in cost of goods sold.
(c) Reimbursement of incremental costs related to Hurricane Michael, which is recorded in gain on insurance proceeds.
(d) Startup costs related to the joint venture company, KFPC.
(e) We recorded a gain of $4.6 million in other income (expense) related to the sale of emissions credits accumulated by our Swedish Chemical legal entity.

Reconciliation of Diluted EPS to Adjusted Diluted EPS

	Three Months Ended March 31,	
	2020	2019
Diluted Earnings Per Share	$ 6.47	$ 0.39
Transaction, acquisition related costs, restructuring, and other costs (a)	0.26	0.03
Disposition and exit of business activities	(4.96)	—
(Gain) loss on extinguishment of debt	0.34	(0.01)
Tax restructuring	(1.95)	—
Hurricane related costs (b)	—	0.18
Hurricane reimbursements (c)	—	(0.16)
Spread between FIFO and ECRC	0.11	0.45
Adjusted Diluted Earnings Per Share (non-GAAP)	$ 0.27	$ 0.88

(a) Charges related to the evaluation of acquisition transactions, severance expenses, and other restructuring related charges.
(b) Incremental costs related to Hurricane Michael, which are recorded in cost of goods sold.
(c) Reimbursement of incremental costs related to Hurricane Michael, which is recorded in gain on insurance proceeds.